UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section **ANNUAL AUDITED REPORT**
FORMX-17A-5
PART III

MAR 22 2013

Washington DC
481

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SEC FILE NUMBER
8- 66869
8-6770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/12_____ AND ENDING_____12/31/12_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. Goldman Capital LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____825 Third Avenue_____
                                        (No. and Street)

OFFICIAL USE ONLY

FIRM I.D. NO.

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Gerald Jaeger   (212)404-5732
                                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
                    (Name - if individual, state last, first, middle name)

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant D Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

13014762

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

_____ Gerald Jaeger _____ swear (or affirm) that, to the best of

y knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Goldman Capital LLC

_____, as

¯ _____ December 31, 2012, ___ are true and correct. I further swear (or affirm) that

either the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

lassified solely as that of a customer, except as follows:

_____

_____

_____

X _____

Signature

Chief Financial Officer
Title

X _____

Notary Public

ALAN J. BERK
Notary Public, State of New York
No. 01BE4874265
Qualified in New York County
Commission Expires 1/26/20

This report ** contains (check all applicable boxes):
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
    Computation for Determination of the Reserve Requirements Under Exhibit A
    of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
    consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SI PC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Independent Auditor's Report

We have audited the accompanying statement of financial condition of S. Goldman Capital LLC as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of S. Goldman Capital LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, NY
February 15, 2013

S. Goldman Capital LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash		$	68,915
Receivable From Clearing Broker:			
Commissions	$66,391		
Deposit Account	500,000		566,391
Securities Owned, at fair market value			970,285
Prepaid Expenses and Other Assets			33,157
Total Assets		$	1,638,748

Liabilities and Members' Equity

Liabilities:		
Accrued Expenses Payable	$	39,960
Commissions Payable		16,684
Payable to Affiliate		67,157
Total Liabilities		123,801
Members' Equity		1,514,947
Total Liabilities and Members' Equity	$	1,638,748

See Accompanying Notes to the Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Capital LLC ("SGC") is a limited liability company formed under New York law. SGC is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). SGC is also a member of the Financial Industry Regulatory Authority. SGC is also a registered introducing broker-dealer with the National Futures Association.

SGC operates primarily as an introducing broker for which it earns commissions, and trading for its own account. SGC also participates in securities offerings, where SGC will act as underwriter or placement agent.

SGC operates under the provisions of SEC Rule 15c-3-3 and claims exemption from the requirements of this rule under section (k)(2)(ii) as an introducing firm.

SGC does not carry accounts for customers and does not perform custodial functions related to customer securities. SGC has an agreement with a clearing firm that performs these duties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

b) Cash Equivalents

For the purpose of the statement of cash flows, SGC considers demand deposited money market funds to be cash and cash equivalents.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) **Concentration of Credit Risk**

SGC maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. SGC has not experienced any losses in such accounts and does not believe it is exposed to any unusual credit risk on these funds.

d) **Due from Clearing Brokers**

Due from clearing brokers represents cash and commissions earned as an introducing broker. SGC does not carry accounts for customers or perform custodial functions related to customer securities. SGC is required to maintain a deposit with clearing broker of $500,000, all of which may be used for computing net capital.

e) **Securities Transactions**

SGC records securities transactions and the related revenue and expense on a trade date basis. Proprietary securities transactions in regular way trades are recorded on a trade date basis, as if they have settled. Marketable securities are valued at their fair market value.

f) **Underwriting Fees**

Underwriting income include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which SGC acts as an underwriter or placement agent. Underwriting income revenue is recorded when the underlying transaction is completed and the income is reasonably determinable.

g) **Investments, at Fair Value**

SGC adopted ASC 820, Fair Value Measurements ("ASC 820"), effective January 1, 2008. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

At December 31, 2012, SGC's investments totaling $970,285 are classified within Level I as they were traded in active markets. Fair value was calculated based on the quoted market prices at the measurement date.

S. GOLDMAN CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2012

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

h) Income Taxes

No provision has been made for Federal or NYS income taxes since SGC is treated as a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members. However, SGC is liable for NYC Unincorporated Business Taxes.

There is no current provision for UBT due to the current year operating loss.

In accordance with ASC 740, Income Taxes, SGC is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2012, SGC did not have any unrecognized tax benefits or liabilities. SGC operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. SUBORDINATED BORROWINGS

SGC borrowed a total of $1,800,000 from one of the members of SGC. The subordinated loans were related to underwriting transactions and were repaid at the conclusion of each underwriting. Interest expense paid to the member totaled $16,250 for the year 2012. There were no outstanding loan balances as of December 31, 2012.

4. RELATED PARTY TRANSACTIONS

SGC has an expense sharing agreement with S. Goldman Advisors LLC ("SGA"), an affiliated entity. The agreement stipulates that certain payroll and related costs and benefits and other overhead costs are to be reimbursed to SGA.

SGC paid consulting fees and reimbursed expenses related to underwriting transactions to SGA. The total paid was approximately $287,000 for 2012.

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2012

5. PENSION PLANS- 401 (K) Plan

In 2010, SGC formed a new qualified 401(k) plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. SGC's voluntary contribution will vary depending on the profitability of SGC. SGC did not record voluntary contributions for 2012.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

SGC's exposure to credit risk associated with non-performance of customers fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to SGC and SGC's ability to liquidate the collateral at an amount equal to the original contracted amount.

SGC and its clearing firm monitor all accounts on a daily basis to mitigate this risk.

7. NET CAPITAL REQUIREMENT

SGC is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2012, SGC's net capital was $1,248,727 which was $1,148,727 in excess of its required net capital of $100,000. SGC's ratio of aggregate indebtedness to net capital was .099 to 1.

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2012

8. **RESERVE REQUIREMENT COMPUTATION**

SGC is registered with FINRA as a Broker/Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

9. **POSSESSION AND CONTROL REQUIREMENTS**

SGC is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

10. **SUBSEQUENT EVENTS**

SGC has evaluated and noted no events or transactions that have occurred after December 31, 2012 that would require recognition or disclosure in the financial statements.